FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated September 16, 2016

TRANSLATION
Autonomous City of Buenos Aires, September 16, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Development of power generation projects

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.
In that connection, YPF S.A. (the "Company") reports that, within the framework of Ministry of Energy and Mining ("MINEM") Resolution No. 21/2016, through which the opportunity to offer new thermal generation capacity and production of associated electricity was provided, with a commitment to make both available before summer 2017/2018, YPF Energía Eléctrica S.A., a subsidiary of the Company, together with Guayama PR Holdings B.V., a company of the General Electric Group, formed the companies YGEN Eléctrica S.R.L. and YGEN Eléctrica II S.R.L., which presented a bid for the aforementioned resolution and were awarded a 10 year power sales contract with CAMMESA.
Through the company YGEN Eléctrica S.R.L., a thermoelectric plant will be constructed in Loma Campana, 4 km north of the city of Añelo in the province of Neuquén, called Loma Campana II, which will add 107 MW of power to the Interconnected National System with a gas turbine of LMS100PA+. This project represents an investment of approximately U.S.$100 million and is expected to be operational by the end of 2017.
Furthermore, through the company YGEN Eléctrica II S.R.L., a new General Electric Model Frame 9 FA.04 gas turbine generating unit will be constructed, with 261 MW of installed capacity, which will be located in the town of El Bracho in the province of Tucumán. This project represents an investment of approximately U.S.$170 million and is expected to be operational in early 2018. The amount to be contributed by YPF S.A. through its subsidiary as the investment in both projects, is estimated to be approximately U.S.$50 million.
In addition to the above two projects, YPF Energía Eléctria S.A. is developing two other power generation projects in fields operated by YPF S.A., in line with its strategy of reducing the costs of energy consumption and increasing efficiency in its operations.
The first project to be put into production was Loma Campana I, a power plant located 4 km north of the city of Añelo in the province of Neuquén, with a gas turbine of LMS100PA+ and a potential capacity of 107 MW of energy. It will be operational in mid-2017 and the investment is expected to be around U.S.$100 million.
Additionally, in its first step in the renewable energy sector, YPF Energía Eléctrica S.A. is building a 100 MW wind generation park at the Manantiales Behr field, located 40 km northwest of the city of Comodora Rivadavia in the province of Chubut, with an estimated investment of U.S.$180 million. Thus, YPF S.A. will comply with the new Renewable Energy Law to satisfy its demand in an economic, efficient and sustainable manner.
Once these projects are operational, YPF S.A. will add 584 MW and will have an installed capacity connected to the Wholesale Electricity Market ("MEM") of 1308 MW to 1892 MW, increasing its energy production injected into the system by around 45% within two years.
Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 19, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer